March 15, 2011

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Attention: Kathleen Collins

Re:	Lyris, Inc. (“Company”)
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 22, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010
Filed February 9, 2011
File No. 333-82154

Dear Ms. Collins:

     We have received your letter of February 16, 2011, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Lyris, Inc. (“Company” or “Registrant”) for the fiscal year ended June 30, 2010 and the Quarterly Report on Form 10-Q filed by the Company for the fiscal quarter ended December 31, 2010. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for Fiscal Year Ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

1.	We note your response to prior comment 13 where you clarified that historically, you were unable to establish fair value for your hosting services and accordingly, you did not account for your hosting and professional services as separate units of accounting when sold in multiple elements arrangements. Please verify that you also did not account for the maintenance services included in these multiple element arrangements separately. Also, please explain further your revenue recognition policy for arrangements that included hosting, professional and maintenance services that you accounted for as a single unit of accounting. In this regard, your disclosures include separate revenue recognition discussions for each of these services. For instance, you indicate that subscription revenues are recognized monthly based on the usage defined in the agreement or based on actual usage rates specified in the agreement and professional and maintenance services are recognized ratably of the term of the agreement. While your response indicates that these arrangements are accounted for as a single unit of accounting, it appears that revenue is being recognized differently for each service. Please explain further and tell us how your accounting complies with the guidance in ASC 605-25. In addition, please describe further the terms of your hosting services and specifically address those arrangements that include (a) specified monthly volume usage terms versus those that include (b) actual usage rate terms.

Response:
Please be advised that we do not account for maintenance services included in multiple element arrangements separately. Generally, maintenance services sold as part of a multiple element subscription arrangement are recognized ratably over the term of the related subscription contract, because they do not meet the separability criteria as they have no standalone value to the customer.

Under our revenue recognition policy, and in accordance with ASC 605-25, we recognize revenue for an element of a multiple element arrangement separately if two criteria are satisfied:

1.	The element sold as a part of a multiple element arrangement has a value on a standalone basis, and

2.	The right of return does not exist.

Elements within multiple element arrangements that meet the separation criteria are treated as separate units of accounting for revenue recognition purposes. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured, and delivery or completion of services has occurred. For example, for a contract with subscription services, maintenance and professional services, if the professional services have standalone value, the contract elements are treated as two separate units of accounting. The first unit of accounting includes the subscription and maintenance services and results in the revenue recognition based on the subscription services, which is the predominant deliverable. The second unit of accounting is the professional service component and revenue is recognized upon delivery of the service in accordance with the terms of the contract.

Elements within multiple element arrangements that do not meet the separation criteria are treated as a single unit of accounting and follow the accounting of the predominant deliverable (for example, contracts with a defined monthly usage volume that involve subscription services and maintenance, where separation criteria are not met). Revenue for these contracts is recognized monthly as the services are provided, with subscription and maintenance revenues recognized based on the terms of the contract in equal monthly installments.

Our subscription services packages are as follows:

1.	Monthly committed volume of emails, which specify a fixed monthly volume of emails, and

2.	Advance purchase of email volume for use any time during the term of the contract, without monthly limits.

Revenue for monthly committed volume contracts is recognized monthly. Revenue for advance purchase contracts is based on actual monthly usage. In all cases where professional services do not have a standalone value, maintenance revenue and professional services revenue are recognized monthly, because customers are able to use the subscription services monthly, and therefore receive benefit from maintenance and other services purchased on a monthly basis.

For both committed volume arrangements and advance purchase arrangements, when professional services have standalone value, revenue is recognized as the services are delivered; otherwise, services revenue is recognized ratably over the term of the contract.

Item 11. Executive Compensation

Annual Bonus Plan, page 61

2.	In your response to prior comment 12, you state that the Compensation Committee did not establish any company or individual performance objective for fiscal year 2010 and suggest that all bonuses paid to named executive officers for such year were discretionary. Yet, this does not appear consistent with disclosure in your Form 10-K, which suggests that performance targets had been established for fiscal year 2010 but were not achieved. Please advise. Further, your existing disclosure indicates that bonuses were awarded for each quarter based on a specific percentage of previously established target bonuses. However we are unable to locate any discussion of how such percentages were determined. In your response, please provide a detailed analysis describing how bonuses were awarded to each of your named executive officers for fiscal 2010. To the extent that bonus awards were based solely on the Compensation Committee’s “subjective evaluation of the contributions of various executives,” we would expect your response to discuss the specific individual contributions of each named executive officer considered by the Compensation Committee and explain how the Compensation Committee determined that each such award was appropriate.

Response:
On August 1, 2008, the Compensation Committee approved an annual incentive bonus plan, under which key employees, including our named executive officers, are eligible to receive quarterly cash bonus payments. The objectives of the bonus plan are to align participants’ incentives with Lyris’ business goals, and to reward and retain high performing key employees.

Under the bonus plan, participants are eligible to receive bonuses based on individual performance and our Company’s performance. Individual performance objectives may be established by the Compensation Committee. Company performance (the “Company Performance Bonus”) is based on the following criteria: (1) net new monthly hosted revenue additions (“net new MRR”); (2) total revenue; and (3) corporate earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Compensation Committee may select additional criteria for the Company Performance Bonus. For each bonus plan year, the Compensation Committee will establish the percentage to use for each of the criteria that comprise the Company Performance Bonus, such that participants are aware of the relative importance of each criterion in determining any Company Performance Bonuses. To the extent the Company exceeds performance targets participants are eligible for additional bonus awards.

In fiscal year 2010, the Compensation Committee established only Company performance criteria under this bonus plan, and no individual performance measures. The Company performance criteria were weighted as follows: (1) 50% based on achievement of net new MRR; (2) 30% based on total revenue; and (3) 20% based on corporate earnings before interest, taxes, depreciation and amortization. The quarterly performance objectives that were required for executives to earn their target bonuses were as follows.

	% Weighting	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net new MRR	50	$330,000	$330,000	$315,000	$217,000
Total Revenue	30	$11,996,000	$12,670,000	$11,104,000	$11,614,000
EBITDA	20	$1,339,000	$2,021,000	$963,800	$1,038,000

Target bonus amounts for our named executive officers in fiscal 2010 were: 125% of annual base salary for Mr. Rivera; 25% of annual base salary for Mr. Mathieu; and 22.5% of annual base salary for Ms. Mackintosh. The Compensation Committee believes these bonus targets reflect the relative ability of our named executive officers to make meaningful contributions to our overall performance.

In the first quarter of fiscal 2010 the Compensation Committee determined that the Company would not be able to achieve the performance targets under this bonus plan due to the difficult economic environment. Indeed, none of the Company performance targets were achieved and no bonuses would have been paid under the terms of this bonus plan. However, the Compensation Committee believed that bonuses also serve an important retention purpose, so it decided to award discretionary bonuses to the named executives based on the Committee’s judgment about the Company’s financial resources that were available for this purpose. The Compensation Committee determined the aggregate amount that was available for bonus payments to our executive staff, including the named executive officers, and bonuses were paid to named executives in proportion to each person’s respective target bonus. This process was repeated in each of the quarters of fiscal 2010.

Aggregate bonus amounts paid to our named executive officers in fiscal 2010 were: $161,144 for Mr. Rivera; $35,891 for Mr. Mathieu; and $31,280 for Ms. Mackintosh. These amounts were proportional to their respective target bonus amounts except in the fourth quarter of fiscal 2010 when slightly lower amounts were paid to Mr. Mathieu and Ms. Mackintosh in order to allocate larger bonus payments to executive officers other than named executives. These discretionary bonuses were not based on the Compensation Committee’s subjective evaluation of the specific individual contributions of the named executive officers.

Form 10-Q for the Quarter Ended December 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Financial Condition, page 27

3.	We note your response to prior comment 6 where you indicated you would enhance the liquidity disclosures in future filings pursuant to item 303(a)(1) of Regulation S-K. However, we note your disclosures on page 28 of the December 31, 2010 Form 10-Q do not discuss the reasons for the $2.1 million decrease in accounts receivable. Please tell us of the reasons for such decrease and confirm that in future filings you will provide the necessary disclosures. Also, tell us how you considered providing a days sales outstanding analysis in your liquidity disclosures.

Response:
We respectfully acknowledge the Staff’s comment and in future filings we will further enhance our liquidity discussion, specifically in regards to accounts receivable, pursuant to Item 303(a)(1) of Regulation S-K.

Please be advised that the $2.1 million decrease in the outstanding accounts receivable balance for the six months ended December 31, 2010 compared to the six months ended December 31, 2009 was attributable to a change of $0.7 million for the six months ended December 31, 2010 and a change of $1.4 million for the six months ended December 31, 2009. The $0.7 million change for the six months ended December 31, 2010 was attributable to a $0.8 million decrease in accounts receivable due to higher collections relative to amounts invoiced as a result of improved collection processes and procedures, a $0.5 million decrease due to collections from two customers with large invoices outstanding at June 30, 2010, offset in part by provisions for doubtful accounts comprised of an increase of $0.4 million due to an increase in our reserve percentage as we evaluated our increase in bad debt expense from prior year and adjusted our reserve percentage accordingly, and an increase of $0.2 million for potential and known customer issues. The $1.4 million change for the six months ended December 31, 2009 was attributable to a $0.4 million increase in accounts receivable due to trade receivables related to the acquisition of a company prior to the start of fiscal year 2010, a $0.4 million increase in trade receivables due to lower collections relative to amounts invoiced because of unfamiliarity with international collection processes related to a newly acquired company, and a $0.6 million increase associated with uncollectible amounts attributable to the negative impact of the economic downturn.

Historically, we have not provided a days sales outstanding analysis in our liquidity disclosure because we believed that it did not provide helpful liquidity information. We entered into new international markets where our collection terms are different than our domestic practice, as we introduced our products and services to those new markets. In future filings, we will re-assess whether providing a days sales outstanding analysis in our liquidity disclosure would provide helpful information to investors.

Goodwill, Long-lived Assets and Other Identifiable Assets, page 28

4.	In response to our prior comment 8, the company acknowledged that you would expand your discussion regarding goodwill in future filings. However, we note no such discussion in the December 31, 2010 Form 10-Q. Please confirm that you will include these expanded disclosures in your next Form 10-Q when filed.

Response: We respectfully acknowledge the Staff’s comment and will expand our discussion regarding goodwill in our Quarterly Report on Form 10-Q for the period ending March 31, 2011.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Keith D. Taylor, our Chief Financial Officer, at (510) 844-1532, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (510) 844-1528.

Sincerely yours,

/s/ Wolfgang Maasberg
Wolfgang Maasberg
President and Chief Executive Officer

cc:	Keith D. Taylor, Lyris, Inc
Horace Nash, Fenwick & West LLP
Michael Benjamin, Burr Pilger Mayer, Inc